UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 2)
Under the Securities Exchange Act of 1934

Putnam Opportunities Trust (PMO)

(Name of Issuer)

Remarketed Preferred Shares

(Title of Class of Securities)

746922301
746922400

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 29, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 746922301; 746922400

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  286

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  286

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

286

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

4.0%*

14. Type of Reporting Person (See Instructions)

IA

*Item 13, above, is calculated based on the aggregate amount of 7,154 outstanding auction rate preferred shares indicated by the Issuer's Annual Statement filed with the U.S. Securities and Exchange Commission on June 28, 2010, dated as of April 30, 2010.

Item 1. Security and Issuer.

Putnam Municipal Opportunities Trust
The Putnam Funds
One Post Office Square
Boston, MA 02109

Item 2. Identity and Background.

(a) Karpus Management, Inc., d/b/a Karpus Investment Management (“KIM”), George W. Karpus, President, Director and controlling stockholder, Jo Ann Van Degriff, Partner Emeritus.

(b) The address of KIM’s principal place of business and principal office is: 183 Sully’s Trail, Pittsford, New York 14534.

(c) Principal business and occupation - Investment management for individuals, pension plans, profit sharing plans, corporations, endowments, trusts and others.

(d) None of the Principals, George W. Karpus, Jo Ann Van Degriff (the “Principals”) or KIM has been convicted in the past 5 years of any criminal proceeding (excluding traffic violations).

(e) During the last 5 years none of the Principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree, or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of the Principals is a United States citizen. KIM is a New York corporation.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 286 shares of Putnam Opportunities Trust Remarketed Preferred Shares on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 4.0% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of the Putnam Opportunities Trust Remarketed Preferred Shares fits the investment guidelines for various Accounts. Shares have been acquired since March 10, 2010.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 286 shares or 4.0% of the outstanding shares. George W. Karpus presently owns 7 share. Mr. Karpus purchased 7 share on April 29, 2010 at $22,250. Karpus Investment Management Defined Benefit Plan presently owns 1 share. The Benefit Plan purchased 1 share on March 10, 2010 at $22,625. None of the other principals of KIM presently own shares of Putnam Opportunities Trust Remarketed Preferred Shares.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the Putnam Opportunities Trust Remarketed Preferred Shares.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased PMO for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM submitted a proposal to the Fund on November 29, 2010. A copy of the proposal is attached as Exhibit 1.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   November 30, 2010

EXHIBIT 1
Proposal Letter to the Fund
Transmitted November 29, 2010

Jonathan S. Horwitz, Executive Vice-President, Treasurer, Principal         November 29, 2010
Executive Officer and Compliance Liason
The Putnam Funds
One Post Office Square
Boston, Massachusetts 02109

 Re: Putnam Municipal Opportunities Trust (NYSE: PMO), cusip no. 746922103

Mr. Horwitz:
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") is the beneficial owner of 317 shares of common stock and one share of preferred stock of Putnam Municipal Opportunities Trust ("PMO" or the "Fund") and by this letter is notifying the Fund of its intention to submit the enclosed non 14a-8 shareholder proposal (the "Proposal") for consideration at the Fund's 2011 Annual Meeting anticipated to be held in April 2011 (as well as any postponement or adjournment thereof) (the "Meeting"). As the attached indicates, our proposal requests that the Board of Trustees of PMO take all steps necessary to cause PMO to redeem all outstanding auction rate preferred shares at par and utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBs) as alternate sources of leverage.

Also attached is a letter from U. S. Bank N.A., as well as a written statement from the "record" holder of the referenced 317 common and one preferred share, confirming ownership of the PMO securities by Karpus. Karpus intends to hold the shares referenced in the enclosed attachments at least through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we may promptly provide that information or cure any deficiency.

Sincerely,

Brett D. Gardner
Senior Corporate Governance Analyst/Portfolio Manager

SHAREHOLDER PROPOSAL

Submitted by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus")

BE IT RESOLVED, that the Board of Trustees of Putnam Municipal Opportunities Trust ("PMO" or the "Fund") consider taking all steps necessary to cause PMO to redeem all outstanding auction rate preferred shares at par and to utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBs) as alternate sources of leverage.

SUPPORTING STATEMENT

When PMO holds its 2011 Annual Shareholder meeting, it will have been more than three years since the last auction process for PMO's auction rate preferred shares ("ARPS") took place. ARPS holders' investments are frozen, with no liquidity. The Fund has held ARPS shareholders' capital hostage long enough and we feel that it is time for the Fund to act in a proactive fashion by redeeming all remaining outstanding ARPS at par and replacing the leverage provided by the ARPS with MTPS, VRDPS and/or TOBs (should the Board deem it appropriate to maintain the current closed-end structure).

In a presentation last year, the Fund stated that "the Independent Trustees have acted in shareholders' best interests since the auction rate-securities market collapsed." We disagree. If the Fund had truly wanted to act in the interests of both common and preferred shareholders, it would have either: (1) merged the Fund into the an open-end fund as previously announced; or (2) replaced all outstanding auction rate preferred shares at par with the above-stated alternate forms of leverage.

To address the first action, if the Fund had followed through on its own recommendation in a timely fashion (rather than delaying and then suspending), all shareholders would have benefitted by receiving full value for their shares. Additionally, we feel that it is important to note that in the current market environment, many closed-end fund municipal bond shareholders have been able to receive net asset value for their common shares and par value for their preferred shares. This has not been the case with our Fund, despite the fact that all four original reasons cited for merging PMO into an open-end fund are still valid to this day.

Addressing the second action, if the Fund would have taken steps to complete the replacement of all outstanding ARPS, the Fund could benefit existing ARPS shareholders by providing liquidity at par and also could benefit common shareholders by taking advantage of low interest rate vehicles while simultaneously mitigating the risk of a significant increase in the cost of leverage should short-term interest rates rise.

Shareholders deserve a definitive plan from their Fund and Trustees. To our knowledge, no solutions beyond the auction rate preferred redemptions completed in anticipation of the merger of PMO into the stated open-end fund have been announced. This is not acceptable. ARPS holders must be able to receive the intrinsic value of their shares and common shareholders must be protected from a potentially higher cost of leverage should short-term interest rates rise.